Exhibit 99.1

Shopify announces record global Black Friday sales of $2.4 billion

Ottawa, Canada - November 28, 2020 - Today, Shopify Inc. (NYSE:SHOP)(TSX:SHOP), a leading global commerce company, announced record-setting Black Friday sales of $2.4 billion* from the independent and direct-to-consumer brands on the platform worldwide. On November 27, from the start of Black Friday in New Zealand through the end of Black Friday in California, Shopify-powered businesses saw a 75% increase in sales from Black Friday in 2019. In fact, by 8:00am EST, merchants on Shopify collectively had crossed $1 billion in sales.

“We’re thrilled with the Black Friday sales generated by the businesses on Shopify. In just a single day, merchants around the world produced more than 80% of the sales of the entire holiday shopping weekend last year,” said Harley Finkelstein, President of Shopify. “With more consumers than ever shopping online this year, we anticipate this weekend being one of the biggest ecommerce events in history, as consumers vote with their wallets and support the independent and direct-to-consumer businesses they love.”

2020 Black Friday Global Highlights**

•$2.4 billion in Black Friday sales globally, a 75% growth in sales from last year
•New York, London, and Los Angeles were the top-selling cities worldwide on Black Friday, with top-selling countries including US, UK, and Canada
•Mobile sales on Black Friday were 67% compared to 33% of sales made on desktop. In 2019, 69% of Black Friday sales were made on mobile and 31% on desktop
•Top product categories globally during Black Friday were apparel and accessories with health and beauty and home and garden following
•Average Black Friday cart price globally was $90.70, an increase of 11% from last year
•14% cross-border orders placed on the platform on Black Friday
•20,000+ tonnes of carbon emissions offset from the delivery of every order placed on Shopify’s platform on Black Friday

For a dynamic, real-time view of Black Friday/Cyber Monday commerce from Shopify’s more than one million independent businesses worldwide, visit datastories.shopify.com.

About Shopify

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for consumers everywhere. Headquartered in Ottawa, Canada, Shopify powers over one million businesses in more than 175 countries and is trusted by brands such as Allbirds, Gymshark, Heinz, Staples and many more.

Forward-looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements“), including statements with regard to commerce trends. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions and no assurance can be given that these trends will continue. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

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*Shopify’s 2020 Black Friday data is based on sales by its more than one million businesses in approximately 175 countries around the world from November 26th 11:00:00 UTC to November 28th 8:00:00 UTC.

**Shopify’s 2020 Black Friday data is based on sales by its more than one million businesses in approximately 175 countries around the world from November 27th 00:00 UTC to November 27th 24:00.
All data presented here (including worldwide sales) is approximate and is based on various assumptions. All data is unaudited and is subject to adjustment. All financial figures are in USD.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Rebecca Feigelsohn
Senior Director, Investor Relations	Communications Lead
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify